Exhibit 99.1
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SELECTICA, INC.,	)
)
Plaintiff,	)
)
v.	)
)
VERSATA ENTERPRISES, INC. and	)
TRILOGY, INC.,	)
)
Defendants.	)
)
and	)
	)	C.A. No. 4241-VCN
VERSATA ENTERPRISES, INC., and	)
TRILOGY, INC.,	)
)
Counterclaim-Plaintiffs,	)
)
v.	)
)
SELECTICA, INC., JAMES ARNOLD,	)
ALAN B. HOWE, LLOYD SEMS,	)
JIM THANOS, and BRENDA ZAWATSKI,	)
)
Counterclaim-Defendants.	)
ANSWER AND COUNTERCLAIMS OF
DEFENDANTS TRILOGY, INC. AND VERSATA ENTERPRISES, INC.
     Defendants and Counterclaim-Plaintiffs Trilogy, Inc. (“Trilogy”) and Versata Enterprises, Inc. (“Versata”) (collectively “Defendants” and/or “Counterclaim-Plaintiffs”), by their undersigned attorneys, as and for their answer to the Amended Verified Complaint (“Complaint”) and counterclaims herein state as follows:

ANSWER
     1. Deny the allegations of paragraph “1” of the Complaint, except admit that on or about February 4, 2003, the Board of Directors of Selectica, Inc. (“Selectica”) entered into a Rights Agreement, or, in common parlance, adopted a “poison pill” (the “2003 Pill”); admit that the 2003 Pill was subsequently amended on or about November 17, 2008 and again on or about December 31, 2008 (hereinafter, the “Nuclear Pill”); and admit that the Board of Directors of Selectica entered into an Amended and Restated Rights Agreement, dated as of January 2, 2009 (the “Reloaded Nuclear Pill”).
     2. Deny the allegations of paragraph “2” of the Complaint, except admit that Selectica has falsely postured that its actions with respect to the Nuclear Pill and the Reloaded Nuclear Pill were taken to preserve the purported value of its net operating loss carryforwards (“NOLs”); admit that Defendants contest the validity of such amendments and adoption as well as the propriety of other actions undertaken by Selectica and its Board of Directors; admit that the punitive and dilutive provisions of the Nuclear Pill and Reloaded Nuclear Pill effectively deny Defendants (and others) the ability to increase their percentage ownership of Selectica stock; and admit that a judicial determination is necessary to settle the rights of the parties.
     3. Admit the allegations of paragraph “3” of the Complaint.
     4. Admit the allegations of paragraph “4” of the Complaint, and respectfully direct the Court to the Schedule 13D filed on November 17, 2008 for the full text thereof.
     5. Admit the allegations of paragraph “5” of the Complaint, and respectfully direct the Court to the Schedule 13D filed on November 17, 2008 for the full text thereof.
     6. Deny the allegations of paragraph “6” of the Complaint, except admit that the Board of Directors adopted the 2003 Pill on or about February 4, 2003, and respectfully direct the Court to the text of that document for the precise provisions thereof; and admit that Selectica has conceded that such provisions “may make it more difficult for or prevent a third party from acquiring control of [Selectica] without approval of [its] directors” and “may have the effect of entrenching [Selectica’s] board of directors.”

     7. Deny the allegations of paragraph “7” of the Complaint, except admit that Selectica has exhibited dismal performance from the time it went public in March 2000; and admit that Selectica has never reported a cent of profit.
     8. Deny the allegations of paragraph “8” of the Complaint, except admit that Selectica has falsely postured that its actions with respect to the Nuclear Pill and the Reloaded Nuclear Pill were taken to preserve the purported value of its NOLs; admit that Selectica has never reported a cent of profit; and respectfully direct the Court to the text of Selectica’s public filings for the reported details of its financial results.
     9. Deny the allegations of paragraph “9” of the Complaint, except admit that Section 382 of the Internal Revenue Code governs the manner in which a corporation may utilize existing NOLs under certain circumstances and respectfully direct the Court to the text of Section 382 of the Internal Revenue Code for the precise provisions thereof.
     10. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “10” of the Complaint.
     11. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “11” of the Complaint with respect to the November 16, 2008 meeting of the Selectica Board of Directors, and deny the remaining allegations of paragraph “11” of the Complaint, except admit that Defendants filed a Schedule 13D on November 11, 2008, and respectfully direct the Court to that filing for the precise text thereof; and admit that Soundpost Partners, LP, and Jaime Lester jointly filed a Schedule 13G on November 18, 2008, and respectfully direct the Court to that filing for the precise text thereof.

     12. Deny the allegations of paragraph “12” of the Complaint, except admit that Selectica’s Nuclear Pill was adopted on or about November 17, 2008, and respectfully direct the Court to the text of that document for the precise provisions thereof.
     13. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “13” of the Complaint.
     14. Deny the allegations of paragraph “14” of the Complaint, except admit that Versata acquired 154,061 shares of Selectica’s common stock on December 18 and 19, 2008; admit that Defendants filed a joint amendment to Schedule 13D on December 19, 2008, and respectfully direct the Court to that filing for the precise text thereof.
     15. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “15” of the Complaint.
     16. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “16” of the Complaint, in light of its lack of specificity as to dates and participants; except admit that there have been various communications between counsel for Selectica and counsel for Defendants; and admit that Defendants filed a joint amendment to Schedule 13D on December 19, 2008, and respectfully direct the Court to that filing for the precise text thereof.
     17. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “17” of the Complaint.
     18. Deny the allegations of paragraph “18” of the Complaint, except admit that Defendants have received communications from Brenda Zawatski, Co-Chairman of the Selectica Board of Directors.

     19. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “19” of the Complaint with respect to a December 29, 2008 meeting of the Selectica Board of Directors, and deny the remaining allegations of paragraph “19” of the Complaint, and respectfully direct the Court to Selecta’s Nuclear Pill for the precise provisions thereof.
     20. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “20” of the Complaint.
     21. Deny the allegations of paragraph “21” of the Complaint, except admit that attorney Gregory Varallo sent an email to attorney Martin Tully on December 29, 2008, an excerpt of which is quoted in the Complaint, which demanded a response in less than 24 hours from the time it was sent, and respectfully direct the Court to that correspondence for the precise text thereof.
     22. Deny the allegations of paragraph “22” of the Complaint, except admit that Mr. Tully informed Mr. Varallo by email on December 30, 2008, that Defendants would not agree to the standstill proposed by Mr. Varallo.
     23. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “23” of the Complaint.
     24. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “24” of the Complaint.
     25. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “25” of the Complaint.
     26. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “26” of the Complaint.

     27. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “27” of the Complaint.
     28. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “28” of the Complaint, except admit that Selectica adopted the Reloaded Nuclear Pill on or about January 2, 2009, and respectfully direct the Court to the text of that document for the precise provisions thereof.
     29. Deny the allegations of paragraph “29” of the Complaint, except admit that, unless remedied by judicial action, Defendants’ proportionate ownership in Selectica will have been diluted by approximately 50%, with a proportionate loss in the value of their equity position.
     30. Admit the allegations of paragraph “30” of the Complaint.
     31. Repeat and restate the foregoing answers to the allegations of paragraphs “1” to “30” of the Complaint as if set forth fully herein.
     32. Deny the allegations of paragraph “32” of the Complaint, and respectfully direct the Court to Selecta’s Nuclear Pill and the Reloaded Nuclear Pill for the precise provisions thereof.
     33. Admit the allegations of paragraph “33” of the Complaint, without admitting or conceding the validity, propriety or enforceability of the terms of the Nuclear Pill and Reloaded Nuclear Pill.
     34. Deny the allegations of paragraph “34” of the Complaint, except admit that a November 17, 2008 Schedule 13D reflected Defendants’ beneficial ownership of 6.1% of Selectica’s common stock then outstanding, respectfully direct the Court to that document for the precise text thereof; and admit that a controversy exists between the parties.

     35. Deny the allegations of paragraph “35” of the Complaint.
     36. Repeat and restate the foregoing answers to the allegations of paragraphs “1” to “35” of the Complaint as if set forth fully herein.
     37. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “37” of the Complaint.
     38. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “38” of the Complaint, except admit that on or about December 31, 2008, Selectica adopted an amendment to the Nuclear Pill; admit that on or about January 2, 2009, Selectica adopted the Reloaded Nuclear Pill; and respectfully direct the Court to the text of those documents for the precise provisions thereof.
     39. Deny the allegations of paragraph “39” of the Complaint.
     40. Deny the allegations of paragraph “40” of the Complaint, except admit that a controversy exists between the parties.
     41. Deny the allegations of paragraph “41” of the Complaint.
     42. Repeat and restate the foregoing answers to the allegations of paragraphs “1” to “41” of the Complaint as if set forth fully herein.
     43. Deny knowledge or information sufficient to form a belief as to the allegations of paragraph “43” of the Complaint, and respectfully direct the Court to the text of Selectica’s Nuclear Pill and the Reloaded Nuclear Pill for the precise provisions thereof.
     44. Deny the allegations of paragraph “44” of the Complaint, except admit that on or about December 31, 2008, Selectica adopted an amendment to the Nuclear Pill; admit that on or about January 2, 2009, Selectica adopted the Reloaded Nuclear Pill; and respectfully direct the Court to the text of those documents for the precise provisions thereof.

     45. Deny the allegations of paragraph “45” of the Complaint.
     46. Deny the allegations of paragraph “46” of the Complaint, except admit that a controversy exists between the parties.
     47. Deny the allegations of paragraph “47” of the Complaint.
FIRST AFFIRMATIVE DEFENSE
     48. The Complaint fails to state a claim upon which relief may be granted.
SECOND AFFIRMATIVE DEFENSE
     49. The relief requested in the Complaint is barred by the doctrine of unclean hands.
THIRD AFFIRMATIVE DEFENSE
     50. Trilogy and Versata incorporate the allegations of their counterclaims as if fully set forth herein.
COUNTERCLAIMS — INTRODUCTION
     51. These counterclaims are for injunctive and declaratory relief with respect to Selectica’s 2003 Pill, as amended on November 17, 2008 and December 31, 2008 (the “Nuclear Pill”), and its Reloaded Nuclear Pill, adopted on January 2, 2009, and the actions and omissions of Selectica and its Board of Directors with respect to these preclusive, restrictive, punitive and dilutive devices. As described more fully below, the Nuclear Pill and the Reloaded Nuclear Pill are invalid: (1) on their face; (2) in the context of the other defensive resources in the charter and by-laws of Selectica; and (3) as applied to the facts of this case. As shown herein, the amended pill measures hastily adopted by the Selectica Board are in fact indiscriminately lethal weapons that preclude any attempt to acquire a controlling interest in the Company, preclude any possibility of accountability through a proxy challenge, and otherwise inflict collateral damage in multiple directions.

     52. Counterclaim-Defendants have repeatedly breached their fiduciary duties including, but not limited to: by adopting the Nuclear Pill and the Reloaded Nuclear Pill; by failing to disclose the full details of the purported circumstances necessitating the emergency revisions to Selectica’s 2003 Pill; by misrepresenting and hiding the true purpose of and intention behind such measures; and by applying the effects thereof to Counterclaim-Plaintiffs’ acquisition of Selectica stock.
     53. The case of Selectica reflects a “how-to” for directors seeking to breach and rebreach the fiduciary obligations owed to shareholders of a public company. Selectica has a long and undistinguished history. It began auspiciously in March 2000, however, when the company commenced an initial public offering at an offering price of $30.00 per share. On the first day of public trading, per share prices increased over 371% and closed at $141.23 per share. Since that promising beginning, the company has executed a poorly-managed business strategy and has experienced consistent losses. Indeed, the nearly nine-year public company record of Selectica is replete with unfulfilled and unrealized promises. From a trading high of $154.44 in March 2000, Selectica’s stock price has utterly disintegrated, reaching a record-low closing price of $.69 on January 5, 2009 (since that date, trading in Selectica stock has been halted).
     54. Although unsuccessful, Selectica stockholder Trilogy has sought repeatedly since 2005 to engage Selectica in a dialogue concerning a possible acquisition, as detailed further below.
     55. While rebuffing Trilogy, Selectica has gained another, much larger beneficial holder of its common stock: Steel Partners II, L.P., Warren Lichtenstein, and related entities (collectively, “Steel Partners”). Investing in Selectica since at least 2006, Steel Partners was allowed to increase its common stock in the company to 14.6%, placing it in a position to secure favored status, to exert influence, and to pursue an undisclosed agenda with respect to the management of this public company. Over the years, Lichtenstein and Steel Partners have garnered a reputation for their “secretive” agendas. Just this week, Lichtenstein and Steel Partners entities were sued for fraud in the Delaware Court of Chancery for failing to disclose to their own investors alleged activities at variance with original investment parameters and for an alleged “illicit” “bait and switch” reorganization that stripped investors of their rights.
     56. Beginning in 2003, Selectica adopted versions of what it has denominated “rights agreements,” commonly known as “poison pills,” to aid in entrenchment of management and directors, to preclude shareholder participation in proxy contests, and to restrict the possibility that shareholders may consider potential strategic transactions with any entity other than one favored by the company. The most recent versions of these “pills” were adopted in haste, in direct response to Counterclaim-Plaintiffs’ share acquisitions and recent expressions of interest, and without any concern or, alternatively, comprehension on the part of the Selectica directors of what they were doing or the true consequences of their actions. The devices are more like “bombs” than “pills,” with fragile tripwires set so low as to trigger explosions (and indiscriminate collateral damage) upon the slightest movement upward by shareholders.
     57. Although now publicly justified by Selectica as prompted by a need to protect against a loss in value of its net operating loss carryforwards (“NOLs”), the draconian pill terms were in fact dictated and imposed by management and its advisors to aid entrenchment and to keep unwanted investors such as Trilogy permanently at bay. The actions of the Counterclaim-Defendants have been taken without a reasonable investigation of whether there was any genuine threat to corporate policy and effectiveness. On information and belief, any investigation that was undertaken was biased in favor of both finding and exaggerating such a threat. Moreover, the preclusive effects of the measures adopted and implemented by the Selectica Board were wholly unreasonable under the circumstances presented.

PARTIES
     58. Counterclaim-Plaintiff Versata is a Delaware corporation with its principal place of business in Austin, Texas. It is a provider of enterprise software solutions. Versata, together with Trilogy, beneficially owns 6.7% of Selectica’s common stock, as of January 16, 2009. Depending upon whether Selectica is ultimately successful in its attempt to dilute this beneficial ownership through the devices added to its Nuclear Pill, this percentage may be lowered to approximately 3.3%.
     59. Counterclaim-Plaintiff Trilogy is a Delaware corporation with its global headquarters in Austin, Texas. Trilogy provides technology powered business services to its clients. Trilogy, together with Versata, beneficially owns 6.7% of Selectica’s common stock, as of January 16, 2009. Depending upon whether Selectica is ultimately successful in its attempt to dilute this beneficial ownership through the devices added to its Nuclear Pill, this percentage may be lowered to approximately 3.3%.
     60. Counterclaim-Defendant Selectica is a Delaware corporation that has its corporate headquarters in San Jose, California. Its common stock is listed on Nasdaq under the symbol SLTC. The reported number of shares outstanding of the Selectica’s common stock, as of October 31, 2008, was 28,722,577.
     61. Counterclaim-Defendant James Arnold, Jr. has served as a Selectica director and as chairman of Selectica’s audit committee since 2003. He also serves on the Board’s nominating and compensation committees. As of September 11, 2008, Arnold was the beneficial owner of 52,862 shares of Selectica common stock.

     62. Counterclaim-Defendant Alan B. Howe, was announced as a new director on Selectica’s Board on January 12, 2009, effective immediately. Selectica has stated that Howe’s term will run until the company’s 2009 annual meeting of stockholders. Howe is named as a Counterclaim-Defendant in order to afford Counterclaim-Plaintiffs complete relief.
     63. Counterclaim-Defendant Lloyd Sems was elected to the Selectica Board of Directors on June 2, 2008. As of September 19, 2008, Sems was the beneficial owner of 1,180,937 shares (approximately 4%) of Selectica common stock (including 559,526 shares by Sems and 621,411 shares held beneficially by Sems Capital, LLC, of which Sems is the managing member), and 50,000 options expiring August 18, 2018.
     64. Counterclaim-Defendant Jim Thanos has served as a director since October 2007 and as a Co-Chairman since July 2008. He serves on the Board’s audit, compensation and nominating committees. As of September 11, 2008, Thanos was the beneficial owner of 51,881 shares of Selectica common stock.
     65. Counterclaim-Defendant Brenda Zawatski has served as a Selectica director since November 2005 and as Co-Chairman since July 2008. She serves on the Board’s audit, compensation and nominating committees. As of September 11, 2008, Zawatski was the beneficial owner of 52,862 shares of Selectica common stock, and 50,000 options expiring September 8, 2018.
THE COMPANY
     66. Selectica was founded in 1996 as a company which offered “sales configuration” software for telecommunications, health care, insurance, financial and other services. By early 2000, Selectica claimed to have over one hundred customers. In March 2000, Selectica went public, raising $120 million in its initial public offering. Selectica’s IPO shares, priced at $30.00, traded as high as $154.44 during the public company’s first month.

     67. The enthusiasm for Selectica was short-lived. By the end of 2000, after only 9 months as a public company, Selectica’s stock price had sunk by almost 90% to a low of $17.19 in December 2000.
     68. Selectica concedes that, since going public, its operating history has been “volatile.” While continuing to claim that its sales configuration software is the “gold standard,” Selectica now admits that its sales configuration customer base has dwindled severely and that customers have moved to larger, more successful providers such as Oracle, IBM and SAP.
     69. In 2005, Selectica sought to prop up its failing business with the addition of “contract management” software solutions. Selectica’s attempted move into contract management has proven unsuccessful as well. Selectica has admitted that there was little or no overlap between its old sales configuration segment and new contract management business and that the company has minimal leverage of resources between the two units. Selectica’s overall strategy with respect to the development and growth of this business segment has been weak and its financial resources to support this strategy have been hampered by its continuing declines in revenues and persistent losses. In July 2008, Selectica eliminated the position of general manager of its contract management business unit. Incredibly, Selectica nevertheless claims that this failed contract management venture “will be the growth engine for the Company going forward.”
     70. Compared to the one-hundred-plus customers it boasted at the time of its IPO, Selectica now clings to only a handful. According to its Form 10Q for its fiscal quarter ending September 30, 2008, half of Selectica’s meager $3.1 million in revenue was attributable to three customers.

     71. Selectica’s $3.1 million in revenue in its second quarter of fiscal 2009 represented a 22% year over year decline and 18% decline from the prior quarter. In addition, Selectica lost $24 million in its 2008 fiscal year, lost $21 million in fiscal 2007, $17 million in fiscal 2006, and $15 million in 2005. It is believed that Selectica has never made a profit.
     72. It is difficult for stockholders to have confidence in the company’s reported results in light of Selectica’s internal control failures. Selectica has admitted that for its fiscal quarters ending June 30, 2008 and September 30, 2008, it has identified several significant and material control deficiencies in its internal control over financial reporting and has concluded that its disclosure controls and procedures were ineffective. As a result, among other things, Selectica was required to amend and refile its financial statements for the first fiscal quarter of 2009. (This is not the first instance of internal control failures at Selectica. As detailed below, the company also has engaged in an investigation of its stock option back-dating practices, and determined that there were material weaknesses in Selectica’ procedures and controls in that regard as well.)
     73. Selectica’s credibility has been further tested by its consistent pattern of issuing wholly unreasonable projections which time and again go unrealized. For instance, in April 2008 Selectica projected that it would reach $25 million in revenue for its fiscal year ending March 31, 2009 – a 56% increase in revenue over its fiscal 2008 revenue of $16 million (which in turn was only 9% higher than fiscal 2007). To date, through its first two fiscal quarters of 2009, Selectica has reported revenue of $3.8 million and $3.1 million, both quarters declining rather than increasing as compared to the first half of fiscal 2008. The $25 million revenue projection for fiscal 2009 was made without any reasonable basis. At this rate, Selectica may barely reach 50% of that revenue forecast.

     74. The consistently dismal management of Selectica has been reflected in its feeble share price in each of Selectica’s successive years as a public company. After 2000, the year-end closes for Selectica common stock were as follows: $6.05 (2001); $2.70 (2002); $4.28 (2003); $3.58 (2004); $2.85 (2005); $1.77 (2006); $1.80 (2007); and $0.84 (2008).
     75. Selectica is now a “nano cap” company trading with a negative enterprise value, having a market capitalization of approximately $19.8 million, with approximately $24 million in cash and $14.12 million in liabilities. Selectica has exhibited a pattern of substantially increasing losses, substantially declining revenue, and substantially declining stock value. In spite of these facts, as detailed further below, Selectica’s management and Board decided to entrench themselves to the fullest extent and to shield themselves from the possibility of shareholder influence.
SELECTICA’S COSTLY STOCK-OPTIONS BACKDATING EPISODE
     76. In October 2006, Selectica’s Board formed a special committee to conduct an investigation of its historical stock option grants. While characterized by Selectica as a “voluntary” investigation, the company’s review was in fact prompted by a September 2006 letter raising questions about certain prior stock option grants, sent to the company’s Audit Committee from a Trilogy subsidiary holding Selectica stock. The resulting investigation revealed that the actual measurement dates for financial accounting purposes of certain stock options granted primarily during fiscal years 2001-2005, including to Selectica officers and directors, did indeed differ from the recorded grant dates of such awards and that new measurement dates for financial accounting purposes applied to the affected awards. As a result of this uncovered conduct, Selectica was required to record additional stock-based compensation expense and related tax effects with regard to past stock option grants, and to restate previously filed financial statements in its annual report for the year ended March 31, 2007.

     77. The investigation further concluded that the company’s then-CFO (and subsequent CEO) “was aware of or was involved with” these practices and had received some of the backdated options. The investigation determined that a number of other unnamed individuals had also been involved. Selectica has stated that while its outside directors did not select any of the dates in question, members of the Board’s compensation committee at the time “executed grant documents prepared by others that appear to have reflected effective dates for option grants that were in some cases retrospectively selected.”
     78. This stock option backdating conduct proved costly for Selectica, beyond the adjustments to the company’s financials and the months of distraction and upheaval created by the investigation. Selectica has disclosed that the “professional fees” associated with the investigation of the stock options backdating have exceeded a staggering $6.2 million.
SELECTICA’S COSTLY PATENT INFRINGEMENT DISPUTE
     79. Selectica has also been required to expend time and resources resolving patent infringement claims related to its use, licensing and sales of its sales configuration software. Between April 2004 and October 2007, Selectica was required to defend itself in two suits claiming infringement of patents held by Trilogy and Versata. In January 2006, Trilogy and the Selectica reached a settlement of the first patent dispute, in which (among other things) Selectica agreed to pay Trilogy $7.5 million. The second suit was resolved by a settlement in October 2007, in which Selectica paid Versata $10 million and agreed to pay an additional amount of not more than $7.5 million in quarterly payments, based on 10% of revenues from the company’s sales configuration products and services and a 50% revenue share of revenue from certain new sales configuration customers (Selectica agreed that its quarterly payments will be the greater of the sum calculated by the percentages of sales configuration revenues or $200,000).

SELECTICA: UNACCOUNTABLE AT ALL COSTS
     80. While the company’s share price has been in free-fall during its eight years of business mismanagement, and its coffers have been depleted by the episodes described above, Selectica’s officers and directors have steadfastly resisted both accountability to shareholders and opportunities to achieve a sale premium for investors through potential acquisitions.
     81. Since 2005, Trilogy has approached Selectica on multiple occasions with proposals that would have proven very beneficial to Selectica, Trilogy and their constituents. In some instances, Selectica made clear that it was not interested in pursuing such transactions. On other occasions, Selectica simply ignored Trilogy’s ongoing efforts to establish a line of communication and a meaningful exchange of views.
     82. For example, in January 2005, Selectica received from Trilogy a proposal to acquire all outstanding common shares of Selectica at $4.00 per share in cash, at a time when those shares were trading at $3.34 per share, representing a premium of around 20%. Within the month, the Selectica Board summarily rejected it, claiming that it undervalued Selectica’s shares. Meanwhile, Selectica’s stock price continued to wither on the open market.
     83. Trilogy continued in its efforts to pursue a business combination with Selectica on a friendly basis. An acquisition proposal was raised again with Selectica in August – October 2005, in the range of a 16%-23% premium over then existing market prices (Selectica’s stock meanwhile was dropping from $3.21 on October 1 to $2.85 on October 31). Again this acquisition proposal ended unsuccessfully.
     84. Selectica’s NOLs were never raised by the company in any communications pertaining to acquisition possibilities in 2005.

     85. On the open market, Selectica’s shares never reached anywhere near the acquisition price levels proposed by Trilogy in 2005. Indeed, by December 2005 Selectica’s shares were trading as low as $2.55.
     86. The following year, Selectica’s share price continued to plummet, falling from $2.90 in January 2006 to a low of $1.63 in December 2006. Selectica’s shares never closed above $2.05 in 2007, and then fell to new depths in 2008, dropping from a high close of $1.85 in January 2008 to record low close of $.60 in December 2008.
SELECTICA’S ENTRENCHMENT TACTICS
     87. Meanwhile, Selectica has taken a series of actions motivated in principal part by a desire to entrench directors and management, to preclude even the possibility of shareholder influence by any but its most favored investors. In furtherance of its unlawful entrenchment motives, the Selectica Board summarily adopted extreme defensive measures despite the absence of any threat to corporate policy and effectiveness. Moreover, as detailed further below, even when the Selectica Board has been faced with the mere suggestion of an acquisition by or potential challenge from an unfavored investor, it has responded by adopting measures that were wholly excessive in relation to any such possibility.
     88. The Selectica Board has adopted or approved a series of charter and bylaw provisions which from the outset Selectica has conceded “may make it more difficult for or prevent a third party from acquiring control of us without approval of our directors” and “may have the effect of entrenching our board of directors and may deprive or limit [stockholders’] strategic opportunities to sell [their] shares,” including:
     (a) providing for a classified board of directors with staggered three-year terms;

     (b) restricting the ability of stockholders to call special meetings of stockholders;
     (c) prohibiting stockholder action by written consent;
     (d) establishing complex advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
     (e) granting Selectica directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval, through the authorization of “blank check” preferred under its charter.
     89. In addition, the Amended and Restated Bylaws of Selectica provide that special stockholders’ meetings may only be called by the President or the Board.
     90. Such provisions standing on their own provide more than ample protection to stockholders from any potentially “abusive” takeover tactics that would not distribute fair and equal value to all stockholders. Indeed, the cumulative effect of these provisions is to insulate the Selectica Board from stockholder accountability or discipline. In light of these over-reaching provisions, the Board’s adoption of draconian poison pills, detailed below, was even more unreasonable and excessive.
THE 2003 PILL
     91. On or about February 4, 2003, the Board, without stockholder authorization, adopted its first poison pill (the “2003 Pill”) or, in Counterclaim-Defendants’ words, the original “Rights Agreement” (Complaint, Ex. A). Among other things, through the 2003 Pill the Board declared a dividend distribution of one Preferred Share Purchase Right (a “Right”) on each outstanding share of its Common Stock. Each Right entitled stockholders to buy one one-thousandth of a share of newly-created Series A Junior Participating Preferred

Stock of the Company, at an initial exercise price of $18.00, in the event the Rights become exercisable. Under the terms of the 2003 Pill, the Rights would be triggered and become exercisable if a person or group became the beneficial owner of 15% or more of the outstanding Selectica common stock or announced a tender offer for 15% or more of the outstanding common stock. The Board of Directors possessed the right to redeem the Rights at $.0001 per Right at any time before either of such triggering events occurred. If not redeemed prior to becoming excercisable, these rights would entitle stockholders (other than the triggering acquirer) to purchase, at the Right’s exercise price, a number of shares of common stock having a market value at that time of twice the Right’s exercise price, thereby severely diluting the triggering acquirer’s interest in Selectica.
     92. The stated purpose of the 2003 Pill, as explained by Selectica to its stockholders in an accompanying press release dated February 5, 2003, was as follows:
The Rights are designed to assure that all stockholders of the Company receive fair and equal treatment in the event of any proposed takeover of the Company, to guard against two-tier or partial tender offers, open market accumulations and other tactics designed to gain control of the Company without paying all stockholders a fair price, and to enhance the Board’s ability to negotiate with a prospective acquirer.
     93. At the time the Board enacted the 2003 Pill it had disclosed no knowledge of any efforts to gain control of Selectica or any other reason to believe that a threat to corporate policy and effectiveness existed. In view of the defensive measures otherwise provided in Selectica’s charter and bylaws, the 2003 Pill was unnecessary and excessive. The 2003 Pill was enacted solely or primarily to deter even legitimate acquisition attempts and to aid in the entrenchment of management and directors.

THE NUCLEAR PILL
     94. On or about July 30 2008, Counterclaim-Plaintiffs extended alternative acquisition proposals to Selectica: (1) the acquisition of its sales configuration business assets in exchange for the cancellation of the approximate $7.1 million owed by Selectica under its patent infringement settlement described above; and (2) the acquisition of all Selectica assets in exchange for cancellation of the $7.1 million indebtedness and a payment to Selectica of $6 million. On August 4, 2008, Selectica’s Board rejected these alternative proposals, and made no counterproposal.
     95. In October 2008, Counterclaim-Plaintiffs attempted to renew discussions regarding an acquisition of Selectica assets. Again, no counterproposal was made by Selectica. Ultimately, Selectica repeated that it was not interested in discussions with Counterclaim-Plaintiffs.
     96. On November 13, 2008, Trilogy and Versata disclosed in a Schedule 13D that their beneficial ownership of Selectica common stock had reached 5.1%. Panic-stricken that its scheme to keep control might be challenged, Selectica’s Board hastily convened to adopt the Nuclear Pill (Complaint, Ex. B). The Board drastically enlarged the potential to trigger the device, hoping to put a stranglehold on any additional acquisitions. Under the Nuclear Pill, the Rights issued generally become exercisable if a person or group becomes the beneficial owner of a mere 4.99% or more of the outstanding common stock of the company or announces a tender offer for 4.99% or more of the outstanding common stock. The Board slashed the beneficial ownership percentage threshold to trigger the rights plan from 15% to under 5%.
     97. The Nuclear Pill continues the pattern of defensive maneuvers adopted by the Board to deter all acquisition attempts and thereby entrench management and directors. It contains provisions of unprecedented severity, including terms never upheld by any court:

     (a) The Unprecedented 4.99% Trigger: The amendment purports to reduce the threshold at which a beneficial owner becomes a so-called “Acquiring Person,” thus triggering the operation of the pill, from 15% to 4.99%. The rights issued under the Nuclear Pill are exercisable the tenth day after the public announcement that a person has acquired beneficial ownership of 4.99% or more of Selectica common stock, or the tenth day after the announcement of, or the announcement of an intention to commence, a tender or exchange offer the consummation of which would result in beneficial ownership of 4.99% or more of Selectica common stock. The exercisability provisions of the Nuclear Pill are far more severe than those of the Board’s original 2003 Pill. The 4.99% trigger is wholly unreasonable and renders the Nuclear Pill invalid per se.
     (b) The “Grandfather Cap”: A grandfathering provision states that beneficial owners who held in excess of the newly-lowered 4.99% percentage at the time of the amendment would not trigger the pill, but further provides that they may suffer the dilutive consequences of the pill if they increase their holdings by a mere .5% of the outstanding common stock. This device effectively guarantees the primacy of Steel Partners as the largest single shareholder of Selectica.
     (c) The Discretionary “Exemption”: The amendment provides that a person or persons may be deemed “exempt” under the Nuclear Pill, even if the person(s) holds 4.99% or more of Selectica common stock, if the Board in its sole discretion determines that such ownership “will not . . . jeopardize or endanger the availability to the Company of the NOLs.” The Board may, in its sole discretion, also retract such an “exemption” upon making a contrary determination.

     98. The effect of these terms essentially precluded Trilogy and Versata from acquiring additional Selectica common stock without suffering the punitive and dilutive effects of the Nuclear Pill’s provisions. It also precluded any other potential new acquirer of more than 4.99% of Selectica common stock. At this extraordinarily low threshold – a level not remotely approaching a control share – the Nuclear Pill inflicted severe and unjust economic punishment on purchasers of Selectica shares, regardless of the acquirer’s intentions, unless granted an “exemption” by the Board.
     99. The Nuclear Pill purports to permit Selectica’s incumbent directors, in their sole discretion, to obstruct any proposed acquisition, regardless of its fairness or the premium it provides to stockholders. The Nuclear Pill also is designed to effectively preclude any challenge to incumbent directors through a proxy contest, by freezing the ability of investors to increase their holdings beyond extremely low levels, absent the Board’s blessing through and “exemption.”
     100. Indeed, lowering the pill trigger to a mere 4.99%, coupled with staggered director terms, makes it highly unlikely that any investor would have an economic reason to attempt a change in Board governance through a proxy challenge. Given the high cost of launching a proxy context, stockholders who are below the 4.99% trigger (as well as those few currently over 5%, but subject to the Grandfather Cap) are unlikely to invest the funds necessary to fight for governance change. A 4.99% investor – whose Selectica holdings are worth less than $1 million at current prices – is unlikely to spend an amount equivalent or greater to its investment to engage in a proxy contest. Even were a small stockholder to make this disproportionate investment of financial resources, the staggered director terms would necessitate multiple challenges in order for such stockholder to achieve a majority change of the Board. Thus, through the combination of these defensive measures, the Selectica Board has effectively protected themselves from any meaningful accountability to stockholders.

     101. Selectica has discouraged equity investment in the company going forward since the 4.99% trigger means that any single stockholder could invest only approximately $1 million in the company.  Such a restriction significantly shrinks the pool of potentially interested investors, particularly institutional investors, and reduces the liquidity of an already extremely thinly-traded stock.  Heedless of these adverse consequences, the Selectica Board sped forward with the pill amendment.
     102. The discriminatory treatment of Counterclaim-Plaintiffs is also plainly apparent. Notably, Steel Partners was able to increase its holdings in the past several years to 14.6% without the lowering of any pill triggers or objections from Selectica about impairment of its NOLs (discussed further below).
     103. The Nuclear Pill would cause and has caused (as detailed herein) unlawful and irreparable injury to Counterclaim-Plaintiffs in the following respects, among others:
(a)	It permits the Board to obstruct, delay or eliminate an offer to acquire the outstanding stock of the Company;

(b)	It makes the possibility of a shareholder launching a proxy challenge virtually impossible and prohibitively expensive;

(c)	It deprives Counterclaim-Plaintiffs of their rights and of an ability to go forward with a lawful acquisition by giving the existing Board the power to control redemption and to allow the Rights to become irredeemable;

(d)	It poses the threat of greatly diluting Counterclaim-Plaintiffs’ interest;

(e)	It empowers the Board to discriminate against Counterclaim-Plaintiffs; and

(f)	It prevents Counterclaim-Plaintiffs from acquiring additional Selectica common stock without suffering discriminatory punitive effects.
     104. The actions of Selectica and its directors constitute a gross manipulation of the corporate machinery for the sole or primary purpose of entrenchment.
THE “NOL” PRETEXT
     105. Selectica’s failures since going public in 2000 have generated net operating loss carryforwards (NOLs), now claimed by Selectica in its Complaint to be around $140 million. Selectica, in adopting the 2003 Pill, made no reference to any need to protect such NOLs. Moreover, at no time prior to Counterclaim Plaintiffs’ purchases in late 2008 did Selectica ever disclose that it regarded the NOLs as a significant asset of the company.
     106. Nevertheless, Selectica’s directors have suddenly determined to “go nuclear” by drastically reforming the 2003 Pill, on the pretext that it was necessary to protect the value of these NOLs and not – as is evident by the timing of the amendment – in direct response to Trilogy’s latest attempted acquisition discussions and the increased common stock ownership of Trilogy and Versata. In the November 17, 2008 press release in which Selectica publicly disclosed the Nuclear Pill, the company stated:
The rights have been amended in order to protect the interests of all stockholders by helping preserve the value of the company’s net operating loss carryforwards and tax credits. . . The amendment was not adopted in response to any effort to acquire control of Selectica. However, the rights plan may also have an anti-takeover effect and will be an impediment to a proposed takeover which is not approved by Selectica’s board of directors.

Selectica’s one-sentence NOL justification is greatly exaggerated, if not wholly pretextual, as evidenced by the vague unsupported way in which it has been belatedly described by Selectica to its shareholders.
     107. In its Complaint, Selectica asserts that its NOLs “could be” used to reduce the company’s or a potential acquirer’s future tax liability. Selectica further asserts that the trigger reduction in the Nuclear Pill was required to protect the value of its NOLs in light of Section 382 or the Internal Revenue Code of 1986 (“Section 382”), which provides for how a company may utilize NOLs following an “ownership change.”
     108. Selectica’s Complaint expands in only a general and cursory manner on its belated NOL justification, claiming that “certain recent acquisitions by 5% or greater stockholders of Selectica” have resulted in a “cumulative change of beneficial ownership of approximately 40%” of Selectica’s stock during the preceding three years. While Selectica claims that these circumstances, if not controlled by Selectica’s defensive tactics, threaten to “cause a permanent and incurable diminution in the value of Selectica’s NOLs, potentially to zero,” important material facts are missing from Selectica’s characterizations and conclusions.
     109. Selectica has referenced only the beneficial holdings of Trilogy and one other investor, Soundpost, as contributing to this purported NOL crisis. However, as of the November 16, 2008 meeting of the Selectica Board authorizing the lowered pill trigger, Trilogy’s beneficial ownership of Selectica stock stood at 5.1% and Soundpost’s at 5.3%. Selectica has failed to disclose what other beneficial holdings its Board was counting – and for what three-year period – in purportedly concluding that there was a perilous threat to the value of its NOLs under Section 382.

     110. In addition, contrary to the apocalyptic rhetoric employed by Selectica, the provisions of Section 382 do not wipe out NOLs entirely following an “ownership change” but rather provide for calculations of amounts of NOLs that may be used annually. While Selectica now claims that without the amendment to 2003 Pill the purported value of its NOLs could be reduced “potentially to zero,” it has failed to explain how, or the likelihood that, this might occur based on the circumstances presented.
     111. Based on the information it has deigned to share with its stockholders to date, and on the information disclosed in Selectica’s financial reports, Selectica’s NOL “crisis” appears to be highly speculative. The company has no profits, nor any expectation of profits, against which the NOL (or any significant part of it) could be used in the near future. If Steel Partners, or some other entity, is an anticipated acquirer for whom Selectica is now seeking to preserve its NOL, Selectica has neither disclosed that fact. Neither has it disclosed how (if at all) such an acquirer would find value in the NOL, given the Section 382 limitations that Selectica raises.
     112. Indeed, in light of (1) the series of entrenchment maneuvers taken by the Board, (2) the pattern of rebuffing and rejecting premium acquisition opportunities for its shareholders in the face of Selectica’s continuing stock slide, (3) the drastic and unprecedented provisions of the Nuclear Pill and the Reloaded Nuclear Pill (detailed further below), and (4) the sketchy justifications provided to date by the company, the Court should discredit the newly articulated NOL crisis as a pretext designed to mask the entrenchment motive of Selectica’s management and Board.
THE IMPLEMENTATION OF THE NUCLEAR PILL
     113. Faced with Selectica’s intractable position, Trilogy and Versata announced in a Schedule 13D/A filed on December 22, 2008, that on December 18, 2008, and December 19, 2008, that they had purchased 154,051 shares of Selectica common stock. The purchase brought their total ownership to 6.7%.

     114. Selectica responded by announcing on the evening of Saturday, January 3, 2009, that the directors had implemented their scheme to effectively divest Trilogy and Versata of their percentage holdings in the company, by ordering the exchange of each outstanding Right under its Nuclear Pill for one share of the company’s common stock, pursuant to the exchange provision of the pill. Selectica made a point of explaining that it would not exchange shares with Versata, Trilogy, or Joseph A. Liemandt (the Chief Executive Officer of Trilogy). Instead, Selectica declared the Rights of those parties were void under the Nuclear Pill, because they had acquired beneficial ownership exceeding the miniscule .5% cap on new share purchases imposed on Counterclaim-Plaintiffs.
     115. According to Selectica, the planned exchange will double the number of shares of Selectica common stock owned by each stockholder of record as of the close of business on January 2, 2009, other than Versata, Trilogy and Liemandt. According to Selectica, after the exchange the number of shares outstanding will reach approximately 55.5 million. The exchange, if not remedied by the Court, would result in the diminution of Trilogy’s and Versata’s beneficial interest in Selectica from 6.7% to 3.3%.
     116. Under the Nuclear Pill, the Selectica Board claimed to have the ability and opportunity to determine that the purchases by Counterclaim-Plaintiffs did not trigger the pill. Under its own interpretation, the Board had the obligation, prior to ordering the exchange of the rights, to make an informed determination that such purchases actually threatened the Selectica with harm or threatened the NOLs. Upon information and belief, the Board did not appropriately consider this issue, much less determine that the company or the NOLs were in fact threatened.

Thus, the Board’s determination to exchange the rights was not necessary to further a valid corporate purpose, but rather was intended to be punitive and further entrench the present management.
     117. Selectica’s implementation of the pill exchange provisions has led to an ongoing two-week cessation of trading in Selectica common stock on Nasdaq, with its stock price frozen at $.69. On January 12, 2009, after the first week of no trading, Selectica issued an announcement that it was still “working to complete the registration of record ownership of the transfer of the new shares of common stock that were issued in the Exchange and will notify stockholders about the transfer process as soon as possible. The Company will also notify shareholders when it expects trading in its common stock to resume.” As of the date of this filing, trading is still frozen and there have been no further disclosures from Selectica on this topic.
RE-ARMING THE NUCLEAR PILL
     118. Selectica also announced on January 3, 2009, that it had adopted a Reloaded Nuclear Pill (Complaint, Ex. E), effective after the exchange described above. Selectica again stated that the pills rights were being issued to “preserve the value” of the company’s NOLs and other unspecified tax credits.
     119. In connection with the Reloaded Nuclear Pill, Selectica declared a new dividend of one preferred share purchase right for each outstanding share of its common stock after the planned exchange pursuant to the Nuclear Pill (the “New Rights”). Like its predecessor, the Reloaded Nuclear Pill contains the unprecedented 4.99% trigger, the “Grandfather Cap,” and the discretionary “Exemption.” The Reloaded Nuclear Pill will expire on January 2, 2012, unless the expiration date is advanced or extended or unless the New Rights are exchanged or redeemed earlier by the Board.

     120. The Reloaded Nuclear Pill causes and would cause unlawful and irreparable injury to Counterclaim-Plaintiffs in the following respects, among others:
     (a) It permits the Board to obstruct, delay or eliminate an offer to acquire the outstanding stock of the Company;
     (b) It makes the possibility of a shareholder launching a proxy challenge virtually impossible and prohibitively expensive;
     (c) It deprives Counterclaim-Plaintiffs of their rights and of an ability to go forward with a lawful acquisition by giving the existing Board the power to control redemption and to allow the Rights to become irredeemable;
     (d) It poses the threat of greatly diluting Counterclaim-Plaintiffs’ interest;
     (e) It empowers the Board to discriminate against Counterclaim-Plaintiffs; and
     (f) It prevents Counterclaim-Plaintiffs from acquiring additional Selectica common stock without suffering discriminatory punitive effects.
FIRST COUNTERCLAIM
     121. Counterclaim-Plaintiffs repeat and reallege the contents of the preceding paragraphs as if fully set forth at this point.
     122. As directors of Selectica, the individual Counterclaim-Defendants owe Selectica stockholders, including Counterclaim-Plaintiffs, fiduciary duties of loyalty and care in the discharge of their responsibilities. Selectica directors are duty bound to evaluate offers and strategic alternatives for Selectica on a fully informed basis. Moreover, where, as here, in the face of such a proposal the directors approve a defensive measure such as the Nuclear Pill and the Reloaded Nuclear Pill, it must be one that is reasonable in relation to the threat posed, adopted in good faith and after reasonable investigation.

     123. The Nuclear Pill and the Reloaded Nuclear Pill are per se illegal, invalid ab initio and in violation of the Board’s fiduciary duties. They lack any legitimate purpose and are thinly veiled entrenchment devices designed to discourage all offers for the shares of Selectica. Their severe provisions (i) freeze current share ownership and chill others’ interest in making beneficial investments in Selectica; (ii) prevent all offers for Selectica shares, including legitimate all-share offers at a premium; (iii) impede shareholders from mounting proxy contests; and (iv) preserve the primacy of Steel Partners as the largest Selectica stockholder. By punishing the mere acquisition of 4.99% of Selectica common stock, and by prohibiting the additional acquisition of a mere .5% by existing holders over 5%, the devices lack any valid business purpose and must be enjoined.
     124. The Board also violated its duty of care by failing to conduct a reasonably thorough investigation prior to adopting these measures. The Board’s perfunctory, hasty and conclusory analysis of any purported threat it perceived was improper. The Board failed to take the proper steps necessary to determine whether the Nuclear Pill and the Reloaded Nuclear Pill were reasonable responses to a real, or reasonably perceived, threat.
     125. Moreover, the pills are wholly excessive in relation to any perceived threat of “abusive” takeover tactics or perceived threat to the purported value of Selectica’s NOLs. Indeed, the pill provisions are not rationally designed to achieve even their stated pretextual purpose of protecting the purported value of Selectica’s NOLs. The Board failed to adequately consider and adopt less severe mechanisms, which could have adequately addressed any perceived danger.
     126. Counterclaim-Plaintiffs are entitled to a declaratory judgment that the Nuclear Pill and Reloaded Nuclear Pill are invalid, void and unenforceable.

     127. Counterclaim-Plaintiffs have suffered and continue to suffer irreparable harm and have no adequate remedy at law.
SECOND COUNTERCLAIM
     128. Counterclaim-Plaintiffs repeat and reallege the contents of the preceding paragraphs as if fully set forth at this point.
     129. By enacting the Nuclear Pill, and by implementing its punitive and dilutive exchange provisions, the Board has violated its fiduciary duties of loyalty and care.
     130. If the rights exchange announced by Selectica under the Nuclear Pill is not ceased or corrected by judicial intervention, Selectica will succeed in discriminatorily and punitively reducing Trilogy’s and Versata’s beneficial ownership in Selectica from 6.7% to 3.3%.
     131. Counterclaim-Plaintiffs are entitled to an order of the Court preliminarily and permanently enjoining the announced Rights exchange under the Nuclear Pill, or, in the alternative, an order requiring Counterclaim-Defendants to treat Counterclaim-Plaintiffs no less favorably than any other holder of Rights under the Nuclear Pill.
     132. Counterclaim-Plaintiffs have suffered and continue to suffer irreparable harm and have no adequate remedy at law.
THIRD COUNTERCLAIM
     133. Counterclaim-Plaintiffs repeat and reallege the contents of the preceding paragraphs as if fully set forth at this point.
     134. Under the Reloaded Nuclear Pill, the Selectica Board solely possesses the power to redeem the New Rights issued thereunder at any time before it is triggered.
     135. The Board has violated and continues to violate its fiduciary duties by not immediately redeeming the New Rights under the Reloaded Nuclear Pill.

     136. There is no justification for the adoption of the Reloaded Nuclear Pill. It serves only to entrench the Board and Management. Unless the New Rights are redeemed, the Board will continue to violate both its fiduciary duties of loyalty and care.
     137. Unless the Board redeems the New Rights, Counterclaim-Plaintiffs will be prevented from acquiring more than 4.99% of Selectica common stock if the exchange under the Nuclear Pill is not enjoined or corrected, or will be prevented from acquiring a miniscule addition .5% of Selectica’s common stock even if the exchange is enjoined or corrected.
     138. Counterclaim-Plaintiffs are entitled to a declaratory judgment that the Board must redeem the New Rights provided by the Reloaded Nuclear Pill.
     139. Counterclaim-Plaintiffs have suffered and continue to suffer irreparable harm and have no adequate remedy at law.
FOURTH COUNTERCLAIM
     140. Counterclaim-Plaintiffs repeat and reallege the contents of the preceding paragraphs as if fully set forth at this point.
     141. Selectica has made incomplete and misleading statements in connection with the Nuclear Pill and the Reloaded Nuclear Pill, in violation of the duty of complete forthrightness and candor.
     142. By reason of the foregoing, Counterclaim-Plaintiffs have been and are being irreparably harmed in that they are being deprived of important information required to be publicly and accurately disclosed by Selectica.
     143. Counterclaim-Plaintiffs have suffered and continue to suffer irreparable harm and have no adequate remedy at law.

FIFTH COUNTERCLAIM
     144. Counterclaim-Plaintiffs repeat and reallege the contents of the preceding paragraphs as if fully set forth at this point.
     145. The actions of Counterclaim-Defendants described herein constitute intentional and improper interference with prospective advantageous business relationships and opportunities.
     146. Counterclaim-Plaintiffs have suffered and continue to suffer irreparable harm and have no adequate remedy at law.
     WHEREFORE, defendants and Counterclaim-Plaintiffs demand:
     1. That judgment be entered in their favor dismissing the Complaint, and each claim alleged therein.
     2. That the Court enter judgment declaring the Nuclear Pill invalid, void and unenforceable or, in the alternative, invalid, void and unenforceable as to Counterclaim-Plaintiffs.
     3. That the Court enter judgment declaring the Reloaded Nuclear Pill invalid, void and unenforceable or, in the alternative, invalid, void and unenforceable as to the Counterclaim-Plaintiffs.
     4. That the Court enter an order enjoining or rescinding the Rights exchange announced by Selectica under the Nuclear Pill, and ordering Counterclaim-Defendants to treat Counterclaim Plaintiffs no less favorably than any other holder of Rights under that agreement.
     5. That the Court enter judgment directing the Counterclaim-Defendants, pendente lite and permanently, to redeem the New Rights under the Reloaded Nuclear Pill.

     6. That the Court preliminarily and permanently enjoin the Counterclaim-Defendants, individually and collectively, from taking any steps to adopt or implement the provisions of any other poison pill.
     7. That the Court compel Selectica to take corrective action to disclose material facts necessary to make its prior announcements not misleading and otherwise cure the effect of the misleading and incomplete announcements which they have made.
     8. That the Court award Counterclaim-Plaintiffs damages, including punitive damages, in an amount to be determined by this Court.
     9. That the Court award them their costs and expenses of this action, including reasonable attorneys’ fees.
     10. That the Court award them such other and further relief as this Court may deem just and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Martin P. Tully

Martin P. Tully (#465)
Leslie A. Polizoti (#4299)
1201 N. Market Street
P.O. Box 1347
Wilmington, DE 19899-1347
(302) 658-9200
Attorneys for Defendants
OF COUNSEL:
Noel M. Hensley
Nicholas Even
HAYNES AND BOONES, LLP
2323 Victory Avenue, Suite 700
Dallas, TX 75219
(214) 651-5631
January 16, 2009